Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-157642
Dated August 9, 2010

Final Terms for Issuance

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium Term Notes, Series B
Issuer Senior Long-Term Debt Ratings:	Aa2 (negative outlook) / AA (negative outlook)
Cusip:	89233P4H6
Pricing Date:	August 9, 2010
Settlement Date:	August 12, 2010
Maturity Date:	August 12, 2013
Principal Amount:	$1,000,000,000 (may be increased prior to the Settlement Date)
Benchmark Treasury:	UST 1.00% due July 15, 2013
Treasury Yield:	0.784%
Spread to Treasury:	62 bps
Re-offer Price:	99.915%
Commission:	0.225%
All-in Price to Issuer:	99.690%
Net Proceeds to Issuer:	$996,900,000
Coupon:	Fixed Rate
Coupon Rate:	1.375%
Yield:	1.404%
Interest Payment Frequency:	Semi-annual
Initial Interest Payment Date:	February 12, 2011

Interest Payment Dates:	On the 12th of each February and August, and on the Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Bookrunners:	Barclays Capital Inc. HSBC Securities (USA) Inc. UBS Securities LLC
Senior Co-Managers:	Banc of America Securities LLC BNP Paribas Securities Corp. Goldman, Sachs & Co. J.P. Morgan Securities Inc.
Junior Co-Managers:	Aladdin Capital LLC Loop Capital Markets LLC CastleOak Securities, L.P.
DTC Number:	#642

Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the prospectus dated March 2, 2009 and prospectus supplement thereto dated March 10, 2009 relating to these notes.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847; HSBC Securities (USA) Inc. at 1-866-811-8049; or UBS Securities LLC at 1-877-827-6444 (ext 561-3884).

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